[LETTERHEAD OF THOMAS & BETTS]

-------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE                          CONTACT: Tricia Bergeron
                                                        (901) 252-8266
                                                        tricia_bergeron@tnb.com

                THOMAS & BETTS REPORTS FIRST QUARTER 2001 RESULTS

                         COMPANY'S TURNAROUND ON TRACK;
           WORKING CAPITAL AND EXPENSE REDUCTIONS IMPROVED AS EXPECTED

-------------------------------------------------------------------------------

MEMPHIS, TENN. - APRIL 30, 2001 - Thomas & Betts Corporation (NYSE: TNB) today reported financial results for the quarter ended April 1, 2001. Despite soft sales, the results reflect continued improvement in expense control and working capital.

         Sales for the first quarter were $396.9 million. The company reported a loss from continuing operations of $5.0 million or a loss per diluted share of $0.09. These results compare to sales of $475.1 million and earnings from continuing operations of $8.6 million, or $0.15 per diluted share in the first quarter 2000.

         Sales for the quarter were negatively impacted by adverse economic conditions, especially the reduced activity in North American construction and communications markets. Slowing end-user demand for electrical products led many of the company's key electrical distributors to reduce inventory levels. In addition, several large cable TV companies have dramatically reduced spending on new system installation and delayed purchases.

MANAGEMENT COMMENTS ON TURNAROUND

         "We continue to deliver in executing our turnaround strategy - a fact evident in our quarter-over-quarter sequential improvement in key metrics," said
T. Kevin Dunnigan, chairman, president and chief executive officer of Thomas & Betts. "We have methodically addressed customer billing issues and past dues. Consequently, we have significantly decreased our accounts receivable. We also held inventory levels essentially flat despite very soft sales - a decision that reflects our sharp focus on more effectively managing working capital."

          "Just as important as our improvement in financial and operational metrics are our enhanced relations with our customers," continued Dunnigan. "We have made it much easier to do business with Thomas & Betts and continue to refine our practices with a focus on exceeding our customers' expectations."

LOWER SALES, INVENTORY CONTROL PROGRAM IMPACT GROSS MARGIN

         As a percentage of sales, the consolidated gross margin for the first quarter was 24.6 percent, versus 25.1 percent in the first quarter 2000. The first quarter 2001 gross margin was adversely impacted by unfavorable manufacturing variances due to the company's focus on more effectively managing inventory levels despite significantly lower sales volume. Thomas & Betts has reduced, and will continue to aggressively work to reduce, its cost base by rationalizing poorly performing product lines, consolidating manufacturing and reducing headcount.

TIGHT CONTROLS REDUCE EXPENSES IN LINE WITH EXPECTATIONS

         Selling, general and administrative (SG&A) expenses for the first quarter were $89.0 million versus $91.3 million in the year-ago period. In the first quarter of 2000, SG&A was lower by $6.4 million related to the sublease of the company's former headquarters. Excluding this one-time benefit, the company reduced SG&A expenses by $8.7 million versus the same three-month period last year.

         As a result of lower debt levels, net interest expense in the first quarter of 2001 was $10.0 million, down from $14.3 million in the same period last year.

         Other income for the first quarter 2001 was $0.5 million compared to expense of $3.9 million for the year-earlier period. This improved performance reflects the company's discontinuation of the use of its asset securitization program in the second quarter 2000.

BALANCE SHEET IMPROVEMENTS

         Thomas & Betts continued to demonstrate quarter-over-quarter progress in strengthening its balance sheet. Accounts receivable decreased by approximately 13 percent to $283.6 million from December 31, 2000 due primarily to the company's continued success in improving its collections. Lower sales volume was also a factor. Days Sales Outstanding (DSO) has improved by more than 30 percent since the beginning of the third quarter of 2000, when the company initiated an aggressive program to resolve the significant issues in this area. The improvement in DSO is primarily the result of Thomas & Betts addressing the technical systems problems and business practices that resulted in an unusually high number of customer payment deductions.

         The company's inventory levels were basically flat at $299.7 million, compared to December 31, 2000. Thomas & Betts said that this performance was notable given the difficult economic environment and soft sales.

         "I am very pleased with our progress in bringing working capital under control, but we're not done yet," said Dunnigan. "We are creating a culture where continuous improvement is the norm and management at all levels has the incentive to achieve our goals in these important areas. We are committed to further reducing DSO and tightly managing our inventory."

         As expected, net debt (total debt net of all cash, cash equivalents and marketable securities) increased by $16.3 million compared with December 31, 2000, in large part due to the payment of executive severance that was accrued as of year end 2000.

SEGMENT RESULTS REFLECT LOWER SALES VOLUME

         Beginning in the first quarter of 2001, Thomas & Betts' reporting segments have changed to include the Steel Structures and HVAC businesses as reportable segments. Information for the prior period has been restated to conform to the new basis of presentation. Previously, these businesses were included in Other results.

         Sales in the company's Electrical segment were $309.6 million for the quarter, down from $369.9 million in the first quarter of 2000. Earnings in the segment were $0.9 million versus $18.3 million in the same period last year. The decrease in sales and earnings were primarily due to lower sales volumes and unfavorable manufacturing variances.

         The Steel Structures segment includes steel transmission poles and towers used for utility, cellular, lighting and municipal applications. Sales in the Steel Structures segment for the quarter were $33.4 million, up approximately 14 percent from $29.4 million in the first quarter of 2000. Earnings in the segment were $3.5 million versus $4.0 million during the same period of 2000, due, in part, to a shift in product mix.

         In the company's Communications segment, sales were $28.3 million, down from $47.5 million in the first quarter 2000, largely as a result of weak market demand for cable TV products and distributors' efforts to reduce their inventories. Divestitures and impaired product lines also negatively impacted sales by approximately $8.0 million. The segment recorded a loss of $3.1 million, slightly more than the $2.7 million loss during the same period of 2000 and due, in part, to the lower sales volume.

         The HVAC segment includes heating and ventilation products for commercial and industrial applications. Sales in the segment for the quarter were $25.6 million, down from $28.3 million in the first quarter of 2000. Sales were lower due to changes in the promotional program for stock products and softer demand for made-to-order products due to weather and soft construction markets. Earnings in the segment were $1.0 million versus $2.8 million during the same period of 2000 largely due to lower sales volume.

GOAL INCLUDES PROFITABILITY BY YEAR-END

         "We have said before that the year 2001 would be a year of transition for Thomas & Betts. I am confident, barring a further decline in economic conditions, 2001 will be a year where we transition from the red to the black," said Dunnigan. "As we continue to execute our turnaround plan, our goal is to break even in the second quarter and show sequential improvement for the balance of the year."

         Thomas & Betts is a leading designer and manufacturer of connectors and components for worldwide electrical, communication, and utility markets. The company also manufactures industrial heating and cooling units. Headquartered in Memphis, Tenn., the company has manufacturing, distribution and office facilities worldwide. Visit Thomas & Betts on the World Wide Web at www.tnb.com.


                                      ###


Note: Financial Tables Attached
Thomas & Betts will hold a conference call/webcast to discuss the company's first quarter 2001 results on Monday, April 30, 2001 at 10:00 am Central Daylight Time. To access the call, please call (973) 633-1010 or visit www.tnb.com.


   This press release includes forward-looking statements that are subject to many uncertainties in the company's operations and business environment. Such uncertainties, which are discussed further in the company's annual and quarterly filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.

                   THOMAS & BETTS CORPORATION AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                     APRIL 1,    DECEMBER 31,
                                                       2001         2000
                                                    ----------   ------------
                                                    (UNAUDITED)
        ASSETS

CURRENT ASSETS:
       Cash and cash equivalents                    $  171,609   $  199,285
       Marketable securities                            12,364       19,390
       Receivables- net                                283,602      325,671
       Receivables - Electronics OEM sale               35,000       35,000
       Inventories - net                               299,658      298,852
       Prepaid income taxes                              9,584         --
       Deferred income taxes                            71,211       83,251
       Prepaid expenses                                 10,683        7,112
                                                    ----------   ----------
TOTAL CURRENT ASSETS                                   893,711      968,561

Property, plant and equipment- net                     415,229      425,477
Intangible assets - net                                525,193      537,502
Investments in unconsolidated companies                125,233      121,645
Other assets                                            30,335       34,578
                                                    ----------   ----------

       TOTAL ASSETS                                 $1,989,701   $2,087,763
                                                    ==========   ==========



       LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
       Short-term debt                              $      423   $   16,453
       Current maturities of long-term debt              5,740        6,025
       Accounts payable                                157,625      156,840
       Accrued liabilities                             182,970      209,634
       Income taxes                                       --         14,078
       Dividends payable                                16,258       16,230
                                                    ----------   ----------
TOTAL CURRENT LIABILITIES                              363,016      419,260

Long-term debt                                         667,866      669,983
Other long-term liabilities                             75,751       80,090
Deferred income taxes                                   11,420       12,520

SHAREHOLDERS' EQUITY                                   871,648      905,910
                                                    ----------   ----------

       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $1,989,701   $2,087,763
                                                    ==========   ==========

                   THOMAS & BETTS CORPORATION AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS (IN
                        THOUSANDS, EXCEPT PER SHARE DATA)
                                   (Unaudited)

                                                      FIRST        FIRST
                                                     QUARTER      QUARTER
                                                      2001          2000
                                                    ---------    ----------
                                                                 (RESTATED)
NET SALES                                           $ 396,948    $ 475,132
COSTS AND EXPENSES:
       Cost of sales                                  299,385      355,695
       Selling, general and administrative             89,025       91,285
       Research and development                         5,685        6,182
       Amortization of intangibles                      4,005        4,454
       Recovery - restructured operations                  (7)        (449)
                                                    ---------    ---------
                                                      398,093      457,167
                                                    ---------    ---------

EARNINGS (LOSS) FROM OPERATIONS                        (1,145)      17,965
Income from unconsolidated companies                    3,434        5,252
Interest expense - net                                 (9,969)     (14,286)
Other (expense) income - net                              483       (3,873)
                                                    ---------    ---------

Earnings (loss) from continuing operations before      (7,197)       5,058
       income taxes
Income tax benefit                                     (2,231)      (3,557)
                                                    ---------    ---------

EARNINGS (LOSS) FROM CONTINUING OPERATIONS             (4,966)       8,615
Earnings from discontinued operations                    --         14,724
                                                    ---------    ---------

NET EARNINGS (LOSS)                                 $  (4,966)   $  23,339
                                                    =========    =========

BASIC EARNINGS (LOSS) PER SHARE:
       EARNINGS (LOSS) FROM CONTINUING OPERATIONS   $   (0.09)   $    0.15
       Earnings from discontinued operations             --           0.25
                                                    ---------    ---------

       NET EARNINGS (LOSS)                          $   (0.09)   $    0.40
                                                    =========    =========

DILUTED EARNINGS (LOSS) PER SHARE:
       EARNINGS (LOSS) FROM CONTINUING OPERATIONS   $   (0.09)   $    0.15
       Earnings from discontinued operations             --           0.25
                                                    ---------    ---------

       NET EARNINGS (LOSS)                          $   (0.09)   $    0.40
                                                    =========    =========

AVERAGE SHARES OUTSTANDING:
       Basic                                           58,039       57,884
       Diluted                                         58,039       57,889

                   THOMAS & BETTS CORPORATION AND SUBSIDIARIES
                   2001 AND 2000 QUARTERLY SEGMENT INFORMATION
                                 (IN THOUSANDS)

                                                           FIRST         FIRST
                                                          QUARTER       QUARTER
                                                           2001          2000
                                                         ---------    ----------
                                                                      (RESTATED)

NET SALES
     Electrical                                          $ 309,640    $ 369,923
     Steel Structures                                       33,392       29,415
     Communications                                         28,340       47,462
     HVAC                                                   25,576       28,332
                                                         ---------    ---------

                                                         $ 396,948    $ 475,132
                                                         =========    =========


SEGMENT EARNINGS (LOSS):
     Electrical                                          $     909    $  18,330
     Steel Structures                                        3,542        3,988
     Communications                                         (3,139)      (2,712)
     HVAC                                                      977        2,829
                                                         ---------    ---------

                                                         $   2,289    $  22,435
                                                         =========    =========